SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No. 22

Navistar International Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

1345 Avenue of the Americas, 42nd Floor

New York, New York 10105

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

November 7, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 63934E108	13D	(Page 2 of 10 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL PARTNERS III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,980,528
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,980,528
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,980,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.1%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 63934E108	13D	(Page 3 of 10 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL ADVISORS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,980,528
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,980,528
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,980,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 4 of 10 Pages)

(1)	Name of reporting person MHR FUND MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,225,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,225,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 5 of 10 Pages)

(1)	Name of reporting person MHR HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,225,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,225,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 6 of 10 Pages)

(1)	Name of reporting person MARK H. RACHESKY, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,302,164
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,302,164
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,302,164
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.4%
(14)	Type of reporting person (see instructions) IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 22, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on July 10, 2012 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), on October 9, 2012 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), on October 26, 2012 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on December 12, 2012 by Amendment No. 5 to the Initial Schedule 13D (“Amendment No. 5”), on July 15, 2013 by Amendment No. 6 to the Initial Schedule 13D (“Amendment No. 6”), on July 17, 2013 by Amendment No. 7 to the Initial Schedule 13D (“Amendment No. 7”), on March 11, 2014 by Amendment No. 8 to the Initial Schedule 13D (“Amendment No. 8”), on April 11, 2014 by Amendment No. 9 to the Initial Schedule 13D (“Amendment No. 9”), on June 24, 2015 by Amendment No. 10 to the Initial Schedule 13D (“Amendment No. 10”), on December 18, 2014 by Amendment No. 11 to the Initial Schedule 13D (“Amendment No. 11”), on January 30, 2015 by Amendment No. 12 to the Initial Schedule 13D (“Amendment No. 12”), on June 11, 2015 by Amendment No. 13 to the Initial Schedule 13D (“Amendment No. 13”), on July 27, 2015 by Amendment No. 14 to the Initial Schedule 13D (“Amendment No. 14”), on September 4, 2015 by Amendment No. 15 to the Schedule 13D (“Amendment No. 15”), on December 18, 2015 by Amendment No. 16 to the Initial Schedule 13D (“Amendment No. 16”), on September 6, 2016 by Amendment No. 17 to the Initial Schedule 13D (“Amendment No. 17”), on September 21, 2016 by Amendment No. 18 to the Initial Schedule 13D (“Amendment No. 18”), on March 3, 2017 by Amendment No. 19 to the Initial Schedule 13D (“Amendment No. 19”), on April 18, 2018 by Amendment No. 20 to the Initial Schedule 13D (“Amendment No. 20”) and on October 16, 2020 by Amendment No. 21 to the Initial Schedule 13D (“Amendment No. 21” and together with Amendment No. 1 through Amendment No. 20 and the Initial Schedule 13D, the “Schedule 13D”), and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 21.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in Item 6 below is incorporated into this Item 4 by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On November 7, 2020, Master Account, Capital Partners (100) and Institutional Partners III (collectively, the “MHR Parties”), solely in their capacity as beneficial owners of shares of Common Stock, entered into a Voting and Support Agreement with TRATON SE (“Parent”) and Dusk, Inc., a wholly owned indirect subsidiary of Parent (“Merger Subsidiary”) (the “Voting Agreement”).

Pursuant to the terms of the Voting Agreement, the MHR Parties agreed, among other things, to vote the shares of Common Stock they beneficially own, less certain excluded shares, in favor of the merger agreement entered into by and among the Issuer, Parent and Merger Subsidiary, dated November 7, 2020 (the “Merger Agreement”) and against any alternative proposal. Additionally, the MHR Parties agreed that during the term of the Voting Agreement, they will not solicit, initiate or take any action to knowingly facilitate or encourage the submission of any alternative proposal. The Voting Agreement terminates on the earliest of (i) the closing of the transactions contemplated by the Merger Agreement, (ii) the date the Merger Agreement is terminated in accordance with its terms, (iii) an Adverse Recommendation Change (as such term is defined in the Merger Agreement), (iv) the conclusion of the Company Stockholder Meeting (as such term is defined in the Merger Agreement) (including any adjournment or postponement thereof) and (v) the entry into, or granting of any change, modification or amendment to, or waiver of, the terms of the Merger Agreement (other than an amendment, modification or waiver that does not adversely affect the rights of the MHR Parties for which the MHR Parties did not provide prior written consent).

The preceding paragraph is qualified in its entirety by reference to the terms of the Voting Agreement, a form of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1

Voting and Support Agreement, dated as of November 7, 2020, by and among TRATON SE, Dusk Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and MHR Institutional Partners III LP (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on November 9, 2020).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2020

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact